Exhibit (a)(5)(H)

Andromeda Acquisition Corp. Extends Galaxy Nutritional Foods Tender Offer

GREENWICH, Conn., May 15 /PRNewswire/ — Andromeda Acquisition Corp. (“Purchaser”) today announced that it has extended the subsequent offering period of its cash tender offer to purchase all of the outstanding shares of common stock of Galaxy Nutritional Foods, Inc. (OTC Bulletin Board: GXYF) (the “Company”). The subsequent offering period, previously set to expire at 5:00 p.m., Eastern time, on May 14, 2009, will now expire at 5:00 p.m., Eastern time, on May 21, 2009.

Based upon a preliminary tally by Continental Stock Transfer & Trust Company, the depositary for the tender offer, approximately 9.3 million shares had been validly tendered by the May 14, 2009 expiration date and time. Combined with the shares already owned by the affiliates of Purchaser, the shares either validly tendered or owned total approximately 23.7 million, or 87.5% of the Company’s outstanding common stock as of February 10, 2009.

Any shares validly tendered during the subsequent offering period will be immediately accepted for payment, and tendering shareholders will promptly thereafter be paid $0.36 per share, in cash and without interest, which is the same amount per share that was offered in the initial offering period of the tender offer. Shares tendered during the subsequent offering period cannot be delivered by the guaranteed delivery procedure described in the Offer to Purchase and may not be withdrawn.

Additional Information

Purchaser and its affiliates (MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C.) have filed with the SEC a tender offer statement on Schedule TO, and the Company has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer. Shareholders are advised to read these statements, as amended, because they contain important information about Purchaser, its affiliates, the Company and the tender offer. Shareholders may obtain free copies of these statements from the SEC’s website at www.sec.gov, or by contacting MacKenzie Partners, Inc., the information agent for the tender offer.

CONTACT: MacKenzie Partners, Inc. for Andromeda Acquisition Corp., +1-212-929-5500, or +1-800-322-2885